Exhibit 12.01

HARTFORD LIFE INSURANCE CO.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD	YTD	YTD	YTD	YTD
	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05
	(In millions)

Earnings	(3,548)	(5,840)	1,145	1,058	1,180
Add:
Fixed charges
Interest expense	—	—	—	—	—
Interest factor attributable to rentals	—	—	2	4	5

Total fixed charges	—	—	2	4	5
Interest credited to contractholders	2,005	1,554	1,840	1,720	1,621

Total fixed charges including interest credited to contractholders	2,005	1,554	1,842	1,724	1,626

Earnings, as defined	(3,548)	(5,840)	1,147	1,062	1,185

Earnings, as defined, including interest credited to contractholders	(1,543)	(4,296)	2,987	2,782	2,806

Fixed charges
Fixed charges above	—	—	2	4	5
Dividends on subsidiary preferred stock	—	—	2	—	—

Total fixed charges and preferred dividend requirements	—	—	—	4	5

Total fixed charges, interest credited to contractholders and preferred dividend requirements	2,005	1,554	1,842	1,724	1,626

Ratios
Earnings, as defined, to total fixed charges	NM	NM	573.5	265.5	237.0

Earnings, as defined, to total fixed charges and preferred dividend requirements	NM	NM	573.5	265.5	237.0

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	(0.8)	(2.8)	1.6	1.6	1.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	(0.8)	(2.8)	1.6	1.6	1.7